1650 TYSONS BOULEVARD SUITE 300 MCLEAN, VIRGINIA 22102 TELEPHONE: 703.760.7700 FACSIMILE: 703.760.7777 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

denver, northern virginia,
orange county, sacramento,
walnut creek, century city

tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels
March 6, 2007
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC 20549

Re:	Sourcefire, Inc.
Registration Statement on Form S-1 filed October 25, 2006, as amended on December 12, 2006, December 22, 2006, January 19, 2007, February 14, 2007, February 23, 2007, February 28, 2007 and March 6, 2007
File No. 333-138199
Dear Ms. Jacobs:
          We enclose herewith, on behalf of Sourcefire, Inc. (the “Company”), as requested by the Staff during a telephone conversation with the Company today, a revised version of Exhibit E to the Company’s response letter to the Securities and Exchange Commission, dated December 12, 2006. Should you have any additional questions or concerns, please call me at 703-760-7700.
          Sincerely,
          /s/ Jacob D. Bernstein
          Jacob D. Bernstein, Esq.

cc:	E. Wayne Jackson, III Joseph M. Boyle, Esq. Thomas J. Knox, Esq. Jeffrey S. Marcus, Esq.

EXHIBIT E
Updated to 12/31/06 (on March 1, 2007)

				Number of		Fair Value of
				Options or Equity	Exercise or	the Underlying
Grant or		Description or Name of	Reason for Grant or	Instruments	Conversion	Shares of	Deferred	Comp Expense 12	Remaining	Comp Expense	Comp Expense	Comp Expense	Comp Expense	Authoritative
Issuance Date	Type of Security	Option or Equity Holder	Issuance	Granted or Issued	Price	Common Stock	Compensation	mos - 2006	Expense	2007	2008	2009	2010	Guidance	Legend

10/27/05	Non-qualified Stock Option	Employees	Performance Grant	6,157	$8.36	$8.36	$—	$—		$—	$—	$—	$—	APB 25	A
01/26/06	Non-qualified Stock Option	Employees	Employment Grant	171,489	$8.36	$8.36	$751,259	$207,746	$543,513	$207,652	$176,388	$149,826	$9,647	FAS123R	A
04/27/06	Non-qualified Stock Option	Employees	Employment Grant	453,178	$5.26	$5.26	$902,792	$335,256	$567,536	$255,983	$217,387	$104,072	$(9,906)	FAS123R	B
10/19/06	Non-qualified Stock Option	Employees	Perf/Empt Grant	399,603	$9.48	$9.48	$1,922,373	$143,437	$1,778,936	$626,014	$495,388	$420,714	$236,820	FAS123R	F
11/15/06	Non-qualified Stock Option	Employees	Employment Grant	56,955	$10.41	$10.41	$298,134	$12,814	$285,320	$95,849	$78,417	$66,617	$44,437	FAS123R	F
12/14/06	Non-qualified Stock Option	Employees	Employment Grant	38,484	$11.34	$11.34	$216,492	$3,248	$213,244	$65,638	$58,441	$49,656	$39,509	FAS123R	F

							$4,091,050	$702,501	$3,388,549	$1,251,136	$1,026,021	$790,885	$320,507

05/24/06	Series D Redeemable Preferred Stock	Investors	Equity Raise	2,979,804	$11.44	$5.26	$—	$—		$—	$—	$—	$—		C, G
06/30/06	Series D Redeemable Preferred Stock	Investors	Equity Raise	284,645	$11.44	$5.26	$—	$—		$—	$—	$—	$—		C, G
07/28/06	Restricted Common Stock	Board of Directors	Board Service	15,394	$0.001	$7.63	$117,500	$48,958	$68,542	$68,542	$—	$—	$—	FAS123R	D
08/23/06	Restricted Common Stock	Board of Directors	Board Service	12,315	$0.001	$7.63	$94,000	$31,333	$62,667	$62,667	$—	$—	$—	FAS123R	E

				4,418,024			$4,302,550	$782,792	$3,519,758	$1,382,345	$1,026,021	$790,885	$320,507

LEGEND	DESCRIPTION

A	Fair Value as determined by the Board of Directors, using the distribution dictated by the Merger Agreement with Check Point Software Technologies, Ltd.
B	March 31, 2006 valuation performed by independent third-party valuation specialist, and includes 165,332 shares originally priced at $8.36 (post-split) that were cancelled and reissued at $5.26 (post-split), resulting in incremental compensation expense of $62,000 that is being recognized over the remaining vesting term.
C	Valuation determined by 3rd party accredited investor who had not previously invested in the Company.
D	July 2006 fair value performed by management, with a perspective of unrelated third-party valuation specialist
E	August 25, 2006 valuation performed by unrelated third-party valuation specialist
F	Valuations performed by management, updating the August 25th data from the independent 3rd party valuation specialist for actual Q3 results and adjusting the weighting of M&A v. IPO scenario for the Market Approach
G	As a result of the reverse stock split the preferred stock conversion ratio was adjusted to .61576.